

September 9, 2022

Michael Sonnenshein
Chief Executive Officer
Grayscale Horizen Trust (ZEN)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Horizen Trust (ZEN)**
> **Amendment No. 2 to**
> **Registration Statement on Form 10**
> **Filed August 16, 2022**
> **File No. 000-56435**

Dear Mr. Sonnenshein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1

General

1. Refer to your response to comment 2. We note that you will transact in ZEN, for example selling ZEN to raise the funds needed for the payment of any Additional Trust Expenses. Please describe the procedures conducted by the Trust and Sponsor to determine, among other things, whether the counter-party in such transactions is not a sanctioned entity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance